(212) 318-6054

vadimavdeychik@paulhastings.com

July 2, 2018

Securities and Exchange Commission

100 F Street, N.E.

Washington, DC 20549

Re:	First Capital Investment Corporation (the “Company”)

Ladies and Gentlemen:

On June 29, 2018, the Company filed the preliminary proxy statement, form of proxy, and notice of annual meeting (the “Preliminary Proxy Materials”) (File Number 814-01137) relating to the annual meeting of stockholders of the Company to be held on August 7, 2018. These Preliminary Proxy Materials are being filed in connection with the election of three directors, the approval of a new investment advisory agreement between the Company and FCIC Advisors LLC, and the ratification of the independent registered public accounting firm.

Please call the undersigned at (212) 318-6054 with any questions or comments you may have regarding the Preliminary Proxy Materials. Thank you.

Sincerely,

/s/ Vadim Avdeychik

Vadim Avdeychik

for PAUL HASTINGS LLP